June 9, 2011

John Reynolds

Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Molson Coors Brewing Company

Form 10-K for the Fiscal Year Ended December 25, 2010

Filed February 22, 2011

File No. 001-14829

Dear Mr. Reynolds

This letter is in response to the comment of the Securities and Exchange Commission (the “Commission”) provided in your letter dated May 26, 2011. In responding to the Commission’s comment, Molson Coors Brewing Company (the “Company”) acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review, the Company has included in this letter the caption and numbered comment from your letter and the Company’s response immediately follows.

1225 – 17th Street, Suite 3200, Denver, CO  80202, 303.927.2337

Definitive Proxy Statement on Schedule 14A filed on April 14, 2011

Summary Compensation Table for 2010, page 30

The fair value of the stock and option awards in columns (e) and (f) of this table do not agree with the fair value of stock and option grants in column (l) of the grants table on page 33. Please explain.

Response:

The fair value of the stock and option awards in columns (e) and (f) of the  Summary Compensation Table for 2010 are the correct values for stock and option awards granted to the Company’s Named Executive Officers in 2010.

In preparing the Grants of Plan Based Awards for 2010 table, incorrect inputs were used in calculating the Grant Date Fair Value of Stock and Option Awards disclosed in column (l) of such table.  The values disclosed in the Summary Compensation Table for 2010 and the other numbers set forth in the Grants of Plan Based Awards for 2010 table are correct, including the number of Performance Units disclosed in columns (f), (g) and (h), the number of restricted stock units disclosed in column (i) and the number of stock options disclosed in column (j).

The Company believes that the incorrect disclosure of the grant date fair value in the Grants of Plan Based Awards for 2010 table is not material given that: (i) the correct dollar amounts are reflected in the Summary Compensation Table for 2010 as well as the Outstanding Equity Awards as of December 25, 2010; (ii) the underlying number of options, performance units and restricted stock units reflected in the Grants of Plan Based Awards for 2010 table are correct.  Therefore we do not propose to amend or supplement our Definitive Proxy Statement on Schedule 14A filed on April 14, 2011.

Please let us know if you have any further questions once you have had the opportunity to review our response. The Company and its representatives can be available for further discussion, if necessary, at any time convenient to you. Please direct all inquiries to the undersigned at 303-927-2431.

Respectfully,

/s/ WILLIAM G. WATERS

William G. Waters
Vice President and Controller (Chief Accounting Officer)